Mail Stop 3561


	November 3, 2005


Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
3812 N. Gallatin
Mesa, Arizona 85215

Re:	Alchemy Enterprises, Ltd.
		Amendment No. 4 to Form 10-SB
      Filed September 26, 2005
      File No. 0-50983

Dear Mr. Sciotto:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

Form 10-QSB for the Six Months Ended June 30, 2005
1. We note the disclosure that your disclosure controls and procedures are ineffective. Disclose the nature of the material weaknesses identified that resulted in ineffective controls and procedures. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Questions on accounting issues should be directed to Raj
Rajan
at (202) 551-3388. Questions on disclosure issues may be directed to
William A. Bennett at (202) 551-3389.


		Sincerely,



	John Reynolds
	Assistant Director

cc:	Harold W. Sciotto, President
	Fax: (509) 448-2248










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Mr. Harold W. Sciotto, President
Alchemy Enterprises, Inc.
November 3, 2005
P. 1